

October 29, 2012

<u>Via E-mail</u>
Mr. John F. Thero
President and Principal Financial Officer
Amarin Corporation plc
2 Pembroke House, Upper Pembroke Street 28-32
Dublin 2, Ireland

   Re: Amarin Corporation plc
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 29, 2012
     File No. 333-176897

Dear Mr. Thero:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Gus Rodriguez

        Gus Rodriguez
        Accounting Branch Chief